MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	CenterPoint Energy Transition Bond Company II, LLC

DATE:	March 31, 2009

RE:	Response to SEC Staff Comment Letter dated August 26, 2008
     We are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated August 26, 2008 regarding our Form 10-K for the fiscal year ended December 31, 2007 (“2007 Form 10-K”) filed with the SEC on March 14, 2008. For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
     In connection with this response, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Form 10-K
Exhibits
1.	Please amend to file your servicer compliance statement.

RESPONSE: In accordance with the comment and pursuant to our telephone conversations with the Staff, we have filed an amendment to our 2007 Form 10-K to add the servicer compliance statement required by Section 3.06 of the Transition Property Servicing Agreement dated as of December 16, 2005 by and between CenterPoint Energy Transition Bond Company II, LLC and CenterPoint Energy Houston Electric, LLC as an exhibit to such Form 10-K.

March 31, 2009	2
2.	Please amend to file your auditor’s attestation report.

RESPONSE: In accordance with the comment and pursuant to our telephone conversations with the Staff, we have filed an amendment to our 2007 Form 10-K to add an independent accountant’s report as an exhibit to such Form 10-K. Such exhibit, which includes management’s assertion of compliance with servicing standards, is in a form consistent with the Division of Corporation Finance’s guidance provided in the no-action letter issued to Merrill Lynch Depositor, Inc., dated March 28, 2003 (the “No-Action Letter”), and the recent amendments to Oncor Electric Delivery Transition Bond Company LLC’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2006 and December 31, 2007. In future years, we will comply with the reporting obligations under the Securities Exchange Act of 1934, as amended, with filings of Annual Reports on Form 10-K and Current Reports on Form 8-K consistent with the approach and addressing the items outlined in the No-Action Letter.
     If you should have any questions or further comments regarding the above response, please contact our counsel Margo S. Scholin at (713) 229-1110 or Timothy S. Taylor at (713) 229-1184. Thank you for your time and consideration.

CenterPoint Energy Transition Bond Company II, LLC
/s/ Marc Kilbride
Marc Kilbride
Vice President, Treasurer and Manager